Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Nine Months
	Ended September 30,	Year Ended December 31,
	2017	2016	2015
Fixed Charges:
Interest expense on indebtedness	$246,841	$482,204	$—
Portion of rental expenses which represents interest expense	—	—	—

Total fixed charges	$246,841	$482,204	$—
Total earnings available for fixed charges	(4,649,567)	(16,983,511)	(17,070,223)

Deficiency of earnings to fixed charges	$(4,896,408)	$(17,465,715)	$(17,070,223)